UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30215 / September 25, 2012

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In the Matter of   :
                                                                                             :
CASH ACCOUNT TRUST   :
CASH MANAGEMENT PORTFOLIO   :
CASH RESERVE FUND, INC.   :
DWS MONEY FUNDS   :
DWS MONEY MARKET TRUST   :
DWS VARIABLE SERIES II   :
INVESTORS CASH TRUST   :
DEUTSCHE INVESTMENT MANAGEMENT AMERICAS INC. :
345 Park Ave.   :
New York, NY 10154   :
                                                                                             :
                                                                                             :
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DEUTSCHE BANK SECURITIES, INC.   :
60 Wall St.   :
New York, NY 10005   :
                                                                                             :
                                                                                             :
(812-13933)   :
                                                                                             :
_____ :

ORDER UNDER SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF 1940

Cash Account Trust, on behalf of its series, Government & Agency Securities Portfolio and Money Market Portfolio; Cash Management Portfolio; Cash Reserve Fund, Inc., on behalf of its series, Prime Series; DWS Money Funds, on behalf of its series, DWS Money Market Prime Series; DWS Money Market Trust, on behalf of its series, DWS Money Market Series, Cash Management Fund, Cash Reserves Fund Institutional, and Daily Assets Fund Institutional; DWS Variable Series II, on behalf of its series, DWS Money Market VIP; and Investors Cash Trust, on behalf of its series, Treasury Portfolio, Central Cash Management Fund and DWS Variable NAV Money Fund, Deutsche Investment Management Americas Inc., and Deutsche Bank Securities, Inc. filed an application on August 1, 2011, and amended on January 27, 2012, and July 20, 2012, requesting an order under sections 6(c) and 17(b) of the Investment Company Act of 1940 ("Act") for an exemption from section 17(a) of the Act. The order would permit certain registered investment companies ("Funds") to engage in principal transactions involving taxable money market instruments with a broker-dealer that is an affiliated person of an affiliated person of the Funds.

On August 31, 2012, a notice of the filing of the application was issued (Investment Company Act Release No. 30188). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly,

IT IS ORDERED, under sections 6(c) and 17(b) of the Act, that the relief requested by Cash Account Trust, et al. (File No. 812-13933) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary